

Mail Stop 3561

August 15, 2008

Ronald D. Long
Chief Executive Officer
Locan, Inc.
414 SE Washington Blvd # 112
Bartlesville, OK 74006

> **Re:** **Locan, Inc.**
> **Registration Statement on Form 10**
> **Filed July 22, 2008**
> **File No. 000-53342**

Dear Mr. Long:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    We note the statement in risk factor 16 "If we are later determined to be a so-called 'blank check' company …" It appears that you are a blank check company within the meaning of Rule 419 of Regulation C and that any resales would require registration in an offering subject to Rule 419. Please revise your disclosure both in the risk factor and throughout the prospectus to indicate that you are a "blank-check company" within the meaning of Rule 419 and that any resales made by current shareholders will be made in compliance with Rule 419.

Business, page 4

2.      We note that Roadhouse Foods, Inc. spun-off shares of Locan, Inc to Roadhouse
        Foods shareholders.  We also note that you have not registered the spin-off under
        the Securities Act of 1933.  Please advise us of the basis for the spin-off
        transaction without registration under the Securities Act.

Security Ownership of Certain Beneficial Owners and Management, page 21

3.      Please disclose the natural persons who exercise voting and dispositive control
        over the shares held of record by Professional Traders Fund, LLC.

*****

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

   • staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding
     initiated by the Commission or any person under the federal securities laws of the
     United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3357 if you have questions regarding these comments.

Sincerely,

John Reynolds
Assistant Director

cc:     Zach Hyden
        Fax: (918) 336-3152